UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 28, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the First Quarter of 2021

Taipei, Taiwan, R.O.C., April 28, 2021 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$119,470 million for 1Q21, up by 23% year-over-year and down by 20% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$8,565 million, up from a net income attributable to shareholders of the parent of NT$3,899 million in 1Q20 and down from a net income attributable to shareholders of the parent of NT$10,044 million in 4Q20. Basic earnings per share for the quarter were NT$1.99 (or US$0.141 per ADS), compared to NT$0.92 for 1Q20 and NT$2.35 for 4Q20. Diluted earnings per share for the quarter were NT$1.94 (or US$0.137 per ADS), compared to NT$0.89 for 1Q20 and NT$2.30 for 4Q20.

RESULTS OF OPERATIONS

1Q21 Results Highlights – Consolidated

•	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 50%, 9%, 40% and 1%, respectively, of total net revenues for the quarter.

•	Cost of revenue was NT$97,442 million for the quarter, down from NT$125,578 million in 4Q20.

-	Raw material cost totaled NT$55,635 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$15,788 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,045 million for the quarter.

•	Gross margin increased 2.7 percentage points to 18.4% in 1Q21 from 15.7% in 4Q20.

•	Operating margin was 9.3% in 1Q21, compared to 7.6% in 4Q20.

•	In terms of non-operating items:

-	Net interest expense was NT$572 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

1

-	Net foreign exchange loss of NT$224 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Gain on valuation of financial assets and liabilities was NT$391 million.

-	Net gain on equity-method investments was NT$149 million.

-	Other net non-operating income of NT$528 million was primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$272 million.

•	Income before tax was NT$11,338 million for 1Q21, compared to NT$12,604 million in 4Q20. We recorded income tax expenses of NT$2,490 million for the quarter, compared to NT$1,839 million in 4Q20.

•	In 1Q21, net income attributable to shareholders of the parent was NT$8,565 million, compared to NT$3,899 million in 1Q20 and NT$10,044 million in 4Q20.

•	Our total number of shares outstanding at the end of the quarter was 4,379,428,032, including treasury stock owned by our subsidiaries. Our 1Q21 basic earnings per share of NT$1.99 (or US$0.141 per ADS) were based on 4,303,255,776 weighted average numbers of shares outstanding in 1Q21. Our 1Q21 diluted earnings per share of NT$1.94 (or US$0.137 per ADS) were based on 4,357,714,464 weighted average number of shares outstanding in 1Q21.

1Q21 Results Highlights – ATM2

•	Cost of revenues was NT$55,760 million for the quarter, down by 1% sequentially.

-	Raw material cost totaled NT$18,296 million for the quarter, representing 25% of total net revenues.

-	Labor cost totaled NT$13,349 million for the quarter, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,104 million for the quarter.

•	Gross margin increased 1.8 percentage points to 24.4% in 1Q21 from 22.6% in 4Q20.

•	Operating margin was 13.4% in 1Q21, compared to 11.0% in 4Q20.

1Q21 Results Highlights – EMS

•	Cost of revenues for the quarter was NT$43,540 million, down by 40% sequentially.

-	Raw material cost totaled NT$37,227 million for the quarter, representing 78% of total net revenues.

-	Labor cost totaled NT$2,342 million for the quarter, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$813 million for the quarter.

•	Gross margin decreased 0.1 percentage points to 8.7% in 1Q21 from 8.8% in 4Q20.

•	Operating margin was 2.8% in 1Q21, compared to 4.4% in 4Q20.

2 ATM stands for Semiconductor Assembly, Testing and Material.

2

LIQUIdiTY AND CAPITAL RESOURCES

•	Capital expenditures in 1Q21 totaled US$471 million, of which US$337 million were used in packaging operations, US$118 million in testing operations, US$11 million in EMS operations and US$5 million in interconnect materials operations and others.

•	As of March 31, 2021, total unused credit lines amounted to NT$255,198 million.

•	Current ratio was 1.44 and net debt to equity ratio was 0.61 as of March 31, 2021.

•	Total number of employees was 101,785 as of March 31, 2021, compared to 101,981 as of December 31, 2020.

Business Review

Customers

ATM consolidated Basis

•	Our five largest customers together accounted for approximately 44% of our total net revenues both in 1Q21 and 4Q20. Two customers each accounted for more than 10% of our total net revenues in 1Q21 individually.

•	Our top 10 customers contributed 55% of our total net revenues both in 1Q21 and 4Q20.

•	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues in 1Q21, compared to 32% in 4Q20.

EMS Basis

•	Our five largest customers together accounted for approximately 73% of our total net revenues in 1Q21, compared to 86% in 4Q20. One customer accounted for more than 10% of our total net revenues in 1Q21.

•	Our top 10 customers contributed 80% of our total net revenues in 1Q21, compared to 90% in 4Q20.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20-F filed on April 6, 2021.

3

Supplemental Financial Information

Consolidated Operations

	1Q/21	4Q/20	1Q/20
EBITDA (NT$ Millions)	24,940	26,130	19,061

ATM Consolidated Operations

	1Q/21	4Q/20	1Q/20
Net Revenues (NT$ Millions)	73,767	72,752	66,209
Revenues by Application
Communication	50%	52%	54%
Computing	14%	14%	15%
Automotive, Consumer & Others	36%	34%	31%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	34%	35%	38%
Wirebonding	40%	39%	36%
Discrete and Others	9%	9%	7%
Testing	15%	15%	17%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	460	359	394
EBITDA (NT$ Millions)	22,566	21,822	17,693
Number of Wirebonders	27,574	26,461	24,780
Number of Testers	5,862	5,680	5,554

EMS Operations

	1Q/21	4Q/20	1Q/20
Net Revenues (NT$ Millions)	47,693	79,149	32,727
Revenues by End Application
Communication	39%	45%	36%
Computing & Storage	7%	4%	14%
Consumer	33%	39%	33%
Industrial	14%	8%	11%
Automotive	5%	3%	6%
Others	2%	1%	0%
Capacity
CapEx (US$ Millions)*	11	19	15

* Capital expenditure excludes building construction costs.

4

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2021	Dec. 31 2020	Mar. 31 2020
Net revenues:
Packaging	59,033	57,260	51,613
Testing	11,130	10,667	11,563
EMS	47,684	79,141	32,721
Others	1,623	1,809	1,460
Total net revenues	119,470	148,877	97,357

Cost of revenues	(97,442)	(125,578)	(81,201)
Gross profit	22,028	23,299	16,156

Operating expenses:
Research and development	(4,769)	(4,929)	(4,609)
Selling, general and administrative	(6,193)	(7,124)	(5,484)
Total operating expenses	(10,962)	(12,053)	(10,093)
Operating income	11,066	11,246	6,063

Non-operating (expenses) income:
Interest expense, net	(572)	(592)	(893)
Foreign exchange gain (loss)	(224)	51	(324)
Gain (loss) on valuation of financial assets and liabilities	391	165	186
Gain (loss) on equity-method investments	149	169	(39)
Others	528	1,565	244
Total non-operating income (expenses)	272	1,358	(826)
Income before tax	11,338	12,604	5,237

Income tax expense	(2,490)	(1,839)	(1,175)
Income from continuing operations and before non-controlling interest	8,848	10,765	4,062
Non-controlling interest	(283)	(721)	(163)

Net income attributable to shareholders of the parent	8,565	10,044	3,899

Per share data:
Earnings (losses) per share
– Basic	NT$1.99	NT$2.35	NT$0.92
– Diluted	NT$1.94	NT$2.30	NT$0.89

Earnings (losses) per equivalent ADS
– Basic	US$0.141	US$0.163	US$0.061
– Diluted	US$0.137	US$0.160	US$0.060

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,357,714	4,295,951	4,280,990

FX (NTD/USD)	28.30	28.78	30.00

5

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2021	Dec. 31 2020	Mar. 31 2020
Net revenues:
Packaging	61,545	60,825	53,600
Testing	11,131	10,667	11,566
Direct Material	1,044	1,229	1,014
Others	47	31	29
Total net revenues	73,767	72,752	66,209

Cost of revenues	(55,760)	(56,274)	(52,875)
Gross profit	18,007	16,478	13,334

Operating expenses:
Research and development	(3,697)	(3,882)	(3,648)
Selling, general and administrative	(4,392)	(4,594)	(4,114)
Total operating expenses	(8,089)	(8,476)	(7,762)
Operating income	9,918	8,002	5,572

6

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2021	Dec. 31 2020	Mar. 31 2020

Net revenues	47,693	79,149	32,727

Cost of revenues	(43,540)	(72,153)	(29,679)
Gross profit	4,153	6,996	3,048

Operating expenses:
Research and development	(1,097)	(1,073)	(983)
Selling, general and administrative	(1,723)	(2,460)	(1,294)
Total operating expenses	(2,820)	(3,533)	(2,277)
Operating income	1,333	3,463	771

7

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31, 2021	As of Dec. 31, 2020

Current assets:
Cash and cash equivalents	73,783	51,538
Financial assets – current	5,114	4,894
Notes and accounts receivable	81,726	91,834
Inventories	66,949	61,988
Others	14,629	13,759
Total current assets	242,201	224,013

Financial assets – non-current & Investments – equity method	18,797	17,041
Property plant and equipment	236,865	233,207
Right-of-use assets	8,953	8,621
Intangible assets	79,942	80,930
Others	19,471	19,279
Total assets	606,229	583,091

Current liabilities:
Short-term borrowings	41,186	34,598
Current portion of bonds payable & Current portion of long-term borrowings	8,133	11,220
Notes and accounts payable	62,059	73,268
Others	56,472	52,811
Total current liabilities	167,850	171,897

Bonds payable	48,457	49,254
Long-term borrowings[3]	124,247	108,170
Other liabilities	19,570	19,513
Total liabilities	360,124	348,834

Equity attributable to shareholders of the parent	229,758	218,635
Non-controlling interests	16,347	15,622
Total liabilities & shareholders’ equity	606,229	583,091

Current Ratio	1.44	1.30
Net Debt to Equity Ratio	0.61	0.65

_____________________

3Long-term borrowings include long-term loans and bills payable.

8

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31	Dec. 31	Mar. 31
	2021	2020	2020
Cash Flows from Operating Activities:
Income before tax	11,338	12,604	5,237
Depreciation & amortization	13,046	12,764	12,687
Other operating activities items	(8,633)	2,754	(4,476)
Net cash generated from operating activities	15,751	28,122	13,448
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(14,053)	(15,139)	(13,605)
Other investment activities items	(205)	(4,859)	(205)
Net cash used in investing activities	(14,258)	(19,998)	(13,810)
Cash Flows from Financing Activities:
Net proceeds from (repayment of) loans	19,600	(15,686)	13,890
Other financing activities items	1,613	989	194
Net cash generated from (used in) financing activities	21,213	(14,697)	14,084
Foreign currency exchange effect	(461)	638	(24)
Net increase (decrease) in cash and cash equivalents	22,245	(5,935)	13,698
Cash and cash equivalents at the beginning of period	51,538	55,814	60,131
Cash and cash equivalents at the end of period	73,783	49,879	73,829
Cash and cash equivalents in the consolidated balance sheet	73,783	51,538	73,829
Cash and cash equivalents included in disposal groups held for sale	-	(1,659)	-

9